SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)1

CAI International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12477X106

(CUSIP Number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St., 16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2021**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

**	Please see Item 5.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12477X106	13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. Weiss Asset Management LP BIP GP LLC WAM GP LLC Andrew M. Weiss Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

Weiss Asset Management LP is a Delaware limited partnership.

BIP GP LLC is a Delaware limited liability company.

WAM GP LLC is a Delaware limited liability company.

Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	8	SHARED VOTING POWER Weiss Asset Management LP — 1,056,561 ** BIP GP LLC — 688,045 ** WAM GP LLC — 1,056,561 ** Andrew M. Weiss — 1,056,561 **
	9	SOLE DISPOSITIVE POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management LP — 1,056,561 ** BIP GP LLC — 688,045** WAM GP LLC — 1,056,561 ** Andrew M. Weiss — 1,056,561 **

**	Please see Item 5.

CUSIP No. 12477X106	13D/A	Page 3 of 7 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Weiss Asset Management LP — 1,056,561 ** BIP GP LLC — 688,045** WAM GP LLC — 1,056,561 ** Andrew M. Weiss — 1,056,561 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Weiss Asset Management LP — 6.11% ** BIP GP LLC — 3.98% ** WAM GP LLC — 6.11% ** Andrew M. Weiss — 6.11% **
14	TYPE OF REPORTING PERSON Weiss Asset Management LP — IA, PN BIP GP LLC — HC, OO WAM GP LLC — HC, OO Andrew M. Weiss — HC, IN

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D initially filed on August 23, 2019, (as amended prior to the date hereof, the “Prior Schedule 13D” and, as so amended by this Amendment, the “Schedule 13D”) with respect to the items set forth below. Capitalized terms used without definition in this Amendment have the meanings assigned to them in the Prior Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares were acquired in open market purchases for an aggregate of approximately $24.74 million cash by: (i) BIP of which BIP GP LLC is the sole General Partner and (ii) Brookdale Global Opportunity Fund, a Cayman exempted company (“BGO” and together with BIP, the “Funds”), for which Weiss Asset Management LP acts as the Investment Manager.

The source of such funds was the working capital of the Funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth in Row 13 of the cover page and in this Item 5 have been calculated based on 17,304,111 Shares of the Issuer’s Common Stock issued and outstanding as of April 8, 2021, as reported in the Issuer’s Proxy Statement filed on April 21, 2021. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

CUSIP No. 12477X106	13D/A	Page 4 of 7 Pages

(a) and (b)     688,045 Shares, representing approximately 3.98% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Dr. Weiss is the managing member of each of BIP GP LLC and WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

368,516 Shares, representing approximately 2.13% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

See Rows 7-13 of the cover page above for the aggregate number and percentage beneficially owned by each of the Reporting Persons.

(c)     The transactions in the Issuer’s Common Stock engaged in by BIP and BGO during the past 60 days are set forth on Schedule A hereto, which is hereby incorporated herein by reference. All of such transactions were open-market purchases.

(d)     Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)     Not applicable.

CUSIP No. 12477X106	13D/A	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

April 30, 2021

WEISS ASSET MANAGEMENT LP

BY: /S/ GEORGIY NIKITIN
GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BIP GP LLC

BY: /S/ GEORGIY NIKITIN
GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

BY: /S/ GEORGIY NIKITIN
GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BY: /S/ GEORGIY NIKITIN
ATTORNEY-IN-FACT FOR ANDREW WEISS**

**

Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.

CUSIP No. 12477X106	13D/A	Page 6 of 7 Pages

Schedule A

Transactions Effected in Last 60 Days

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
4/29/2021	Open Market Sale	7964	$43.62
4/28/2021	Open Market Sale	3132	$45.51
4/27/2021	Open Market Sale	12243	$44.45
4/27/2021	Open Market Sale	10419	$44.64
4/22/2021	Open Market Sale	1197	$41.66
4/22/2021	Open Market Sale	3256	$41.12
4/21/2021	Open Market Sale	7878	$42.31
4/20/2021	Open Market Sale	130	$43.88
4/19/2021	Open Market Sale	2645	$44.34
4/16/2021	Open Market Sale	2690	$44.19
4/15/2021	Open Market Sale	5878	$45.26
4/14/2021	Open Market Sale	4194	$46.26
4/13/2021	Open Market Sale	7552	$44.56
4/12/2021	Open Market Sale	2318	$45.20
4/9/2021	Open Market Sale	1357	$43.55
4/8/2021	Open Market Sale	1111	$43.93
4/7/2021	Open Market Sale	5246	$45.12
4/6/2021	Open Market Sale	2389	$45.25
4/5/2021	Open Market Sale	2617	$47.22
4/5/2021	Open Market Sale	5555	$46.90
4/1/2021	Open Market Sale	2547	$45.08
3/31/2021	Open Market Sale	725	$46.32
3/31/2021	Open Market Sale	13024	$45.81
3/30/2021	Open Market Sale	2219	$45.55
3/30/2021	Open Market Sale	26048	$45.30
3/29/2021	Open Market Sale	2182	$46.77
3/26/2021	Open Market Sale	781	$46.85

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
4/29/2021	Open Market Sale	4265	$43.62
4/28/2021	Open Market Sale	1678	$45.51
4/27/2021	Open Market Sale	6558	$44.45
4/27/2021	Open Market Sale	5581	$44.64
4/22/2021	Open Market Sale	641	$41.66

CUSIP No. 12477X106	13D/A	Page 7 of 7 Pages

4/22/2021	Open Market Sale	1744	$41.12
4/21/2021	Open Market Sale	4219	$42.31
4/20/2021	Open Market Sale	70	$43.88
4/19/2021	Open Market Sale	1416	$44.34
4/16/2021	Open Market Sale	1440	$44.19
4/15/2021	Open Market Sale	3148	$45.26
4/14/2021	Open Market Sale	2246	$46.26
4/13/2021	Open Market Sale	4045	$44.56
4/12/2021	Open Market Sale	1242	$45.20
4/9/2021	Open Market Sale	731	$43.55
4/8/2021	Open Market Sale	595	$43.93
4/7/2021	Open Market Sale	2810	$45.12
4/6/2021	Open Market Sale	1280	$45.25
4/5/2021	Open Market Sale	1402	$47.22
4/5/2021	Open Market Sale	2975	$46.90
4/1/2021	Open Market Sale	1364	$45.08
3/31/2021	Open Market Sale	388	$46.32
3/31/2021	Open Market Sale	6976	$45.81
3/30/2021	Open Market Sale	1189	$45.55
3/30/2021	Open Market Sale	13952	$45.30
3/29/2021	Open Market Sale	1169	$46.77
3/26/2021	Open Market Sale	419	$46.85